SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA R. BEYEA
DIRECT LINE: 202.383.0472
E-mail: cynthia.beyea@sutherland.com
September 21, 2016

VIA EDGAR Asen Parachkevov, Esq., Senior Counsel United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Priority Income Fund, Inc. File Nos. 333-2134198 and 811-22725
Dear Mr. Parachkevov:
On behalf of Priority Income Fund, Inc. (the “Fund”), set forth below is the Fund’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on September 7, 2016 regarding the Fund’s Registration Statement on Form N-2 (the “Registration Statement”).
Comment: The Staff requests that the Fund explain the filing errors that occurred in connection with the Fund’s filing of its Registration Statement on February 25, 2016 and on September 2, 2016. The Staff further requests that the Fund explain whether the filing of the Registration Statement on February 25, 2016 satisfied the requirements under Rule 415(a)(6) of the Securities Act of 1933, as amended, (the “Securities Act”) despite the fact that the such filing was marked in the EDGAR filing system as a filing only under the Investment Company Act of 1940, as amended (the “Investment Company Act”).
Response: The Fund advises the Staff that the filing errors associated with its February 25, 2016 and September 2, 2016 filings were caused by confusion stemming from the Fund needing to input and carry over fees previously paid to the Commission to register shares of common stock. The Fund initially filed a registration statement on Form N-2 (File Nos. 333-182941 and 811-22725) on July 31, 2012, registering an aggregate amount of $1,000,000,000 shares of its common stock. By pre-effective amendment on February 15, 2013, the Fund increased the amount of Shares registered for sale under its registration statement to $1,500,000,000 and paid an additional fee at that time. The Fund encountered difficulties in aggregating the fees previously paid in connection with the 2012 and 2013 filings and inputting the information properly into its filing software and into the EDGAR system. On the date of each 2016 filing in question, the Fund made multiple filing attempts that were rejected by the filing software and flagged as likely to result in a suspended filing

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

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September 21, 2016

on EDGAR. Each filing attempt required the Fund to make revisions to the data inputted into the software to ensure that the filing would be accepted by the EDGAR system, which in turn required the Fund to reset the form used to code filings in the filing software. The Fund believes it was during the form resets to revise the data that information was inadvertently deleted or changed from the software and/or EDGAR field codes, resulting in the errors in question. Once the filings were made, the Fund received a confirmation that the filings were accepted and did not realize at the time, in the case of the February 25, 2016 filing, that the filing had not been given a Securities Act registration number or, in the case of the September 2, 2016 filing, that the filing had not been properly coded as a Securities Act amendment and not a new filing.
The Fund’s legal team has since held calls with members of its third-party filing software provider’s staff and developed procedures to ensure that the Fund’s EDGAR filings are properly coded in the filing software. Each time that the Fund makes a filing on EDGAR, a member of the legal team at the Fund’s external investment adviser will walk through a filing checklist created by the Fund’s third-party filing software provider to check all settings and selections. Once the first member of the legal team has completed the checklist, another member of the legal team will also review the checklist and sign-off on the coding for the filing. A description of the filing settings and selections will then be provided to the Fund’s outside legal counsel for final confirmation. With these procedures in place, the Fund believes that it has addressed the source of the filing errors and believes that such errors will not persist going forward.
With respect to the Staff’s question regarding Rule 415, the Fund respectfully submits that it believes that it has satisfied the requirements under Rule 415(a)(6) by virtue of its registration statement filing on February 26, 2016 (the “New Registration Statement”).
Background
The Fund commenced its offering of shares of its common stock (the “Offering”) when its registration statement on Form N-2 (File Nos. 333-182941 and 811-22725), (the “Prior Registration Statement”), initially filed on July 31, 2012, was declared effective on May 9, 2013. Rule 415 under the Securities Act governs the continuous offering of securities by the Fund. Pursuant to Rule 415(a)(5), securities registered under the Prior Registration Statement could be offered and sold only if not more than three years had elapsed from the initial effective date of the Prior Registration Statement. For the Fund, that three year period ended on May 9, 2016. At a meeting of the Fund’s board of directors (the “Board”) on February 9, 2016, the Board approved the filing of the New Registration Statement in connection with an extension of the Offering for an additional period of 18 months after the date that the Prior Registration Statement could no longer be used to offer and sell securities. In accordance with the Board authorization, the Fund filed the New Registration Statement. In accordance with Rule 415(a)(6), the New Registration Statement and the prospectus “included therein include[d] all the information that would be required at the time in a prospectus relating to” the Offering. The New Registration Statement also included a legend at the bottom of the facing page reflecting the Fund’s intention for the Registration Statement to include unsold shares covered by the Prior Registration Statement in reliance on Rule 415(a)(6). Additionally, the

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September 21, 2016

facing page also stated that the filing was a registration statement under both the Securities Act and the Investment Company Act, and that the securities being registered on the form would be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act.
In the process of preparing the amendment to the New Registration Statement that was filed on June 28, 2016, the Fund realized that the filing made on February 26, 2016 had not been assigned a filing number under the Securities Act because the Fund had not properly “coded” the filing as a Securities Act filing on EDGAR. The June 28, 2016 amendment was described as pre-effective amendment No. 1 to the registration statement under the Securities Act and amendment no. 18 to the registration statement under the Investment Company Act (“Pre-Effective Amendment No. 1”). Because of the prior filing error, Pre-Effective Amendment No. 1 was coded on EDGAR as an initial Form N-2 filing, despite the fact that the N-2 cover page described the filing as an amendment under both the Securities Act and Investment Company Act headings.
In connection with its review of Pre-Effective Amendment No. 1, the Staff requested that the Fund work with the Staff’s colleagues who manage the SEC’s EDGAR page to correct the coding error in the EDGAR system. The Staff requested that the Securities Act number that had been assigned to the June 28, 2016 filing be retroactively assigned to the February 26, 2016 filing. After working with the team managing the EDGAR page it was determined that the Securities Act filing number could not be retroactively assigned to an earlier filing.
Analysis
Although the New Registration Statement was not coded on the EDGAR system under both the Securities Act and Investment Company Act headings, the New Registration Statement nonetheless satisfied the requirements under Rule 415(a)(6). Rule 415(a)(6) requires the filing of a new registration statement in order to continue an offering past the three-year period covered by a prior registration statement. The Fund complied with this requirement when it filed a registration statement that included all of the information pertaining to the Offering prior to the expiration of the three-year period. Indeed, on its facing page, the filed New Registration Statement indicated that it was intended to be deemed a registration statement under both the Securities Act and the Investment Company Act. The New Registration Statement’s facing page also indicated the securities being registered on the form would be offered on a delayed or continuous basis in reliance on Rule 415 and invoked Rule 415(a)(6) in a footnote indicating the Fund’s intention to continue its offering under the Prior Registration Statement until the New Registration Statement became effective.
Conclusion
The Fund acknowledges that its EDGAR coding error resulted in the New Registration Statement not receiving a Securities Act categorization on EDGAR or a Securities Act file number. However, the filed New Registration Statement satisfied all of the substantive requirements under the Securities Act for the filing of a registration statement. The technical EDGAR coding error has

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September 21, 2016

no substantive impact on the investor protection sought to be provided under the Securities Act and, in this case, should be deemed to have no effect on the validity of the New Registration Statement. Rather, the filing should be deemed to have satisfied Rule 415(a)(6) and the EDGAR coding error should not be deemed a failure to file a registration statement for the purposes of that rule.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/Cynthia R. Beyea

Cynthia R. Beyea

cc:    Steven B. Boehm, Sutherland Asbill & Brennan LLP
M. Grier Eliasek, Prospect Capital Management L.P.
Stanton Eigenbrodt, Behringer Harvard Holdings, LLC